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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2004


                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F      X                Form 40-F
                     ------------                     ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                  No       X
                        -------------       -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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            China Southern Airlines Company Limited (the "Company") on June 17,
2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning resolutions passed in a board meeting and a Supervisory Committee meeting that held on June 16, 2004. A copy of the English announcement is included in this Form 6-K of the Company.





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ANNOUNCEMENT

The Directors of the Company hereby announce that, on June 16, 2004, the Board held a Board meeting and the Supervisory Committee held a Supervisory Committee meeting.

The Company and all members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

On June 16, 2004, the fourth board of Directors (the "Board") held its first Board meeting. The supervisory committee of the Company (the "Supervisory Committee") also held its first Supervisory Committee meeting on June 16, 2004. The Board meeting and the Supervisory Committee meeting were held in compliance with the relevant provisions of the PRC Company Law and the Company's Articles of Association.

A total of 13 out of the 15 Directors attended the Board meeting. Simon To, an independent nonexecutive Director of the Company, appointed Yan Zhi Qing, a Director of the Company, to vote on his behalf and Zhao Liu An, a Director of the Company, appointed Wang Quan Hua, a Director of the Company, to vote on his behalf. The Directors who attended the Board meeting passed the following resolutions:

1. elected Yan Zhi Qing as the Chairman of the Board, and Liu Ming Qi and Wang Chang Shun as the Vice Chairmen of the Board;

2. appointed Simon To, Peter Lok, Wang Zhi and Sui Guang Jun as the members and Wei Ming Hai as the organizer of the Auditing Committee of the Board;

3. appointed Wei Ming Hai and Wang Quan Hua as the members and Sui Guang Jun as the organizer of the Remuneration Committee of the Board;

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4. appointed the Chairman and Vice Chairmen of the Board, Chief Financial
Officer, Company Secretary, Chief Legal Consultant and the persons in charge of the Strategy Department, Finance Department and Audit Department as the members and the President as the organizer of the Information Disclosure Management Committee;

5. engaged Wang Chang Shun as the President; Jiang Ping, Li Kun, Yuan Xin An, Zheng En Ren, Hao Jian Hua and Xu Jie Bo as the Vice President; Xu Jie Bo as the Chief Financial Officer; Hao Jian Hua as the Chief Pilot; Yuan Xin An as the Chief Engineer; Su Liang as the Company Secretary and Chen Wei Hua as the Chief Legal Consultant.

The independent non-executive Directors confirmed that the candidates for, and the procedures for nomination and appointment of such candidates as the President, Vice President, Chief Financial Officer and Company Secretary comply with the requirements of the PRC Company Law and the Company's Articles of Association. The independent non-executive Directors agreed with the appointment of these candidates for their respective posts.

All the supervisors attended the Supervisory Committee meeting and passed the following resolution:

1. elected Sun Xiao Yi as the Chairman of the Fourth Supervisory Committee.

By order of the Board
SU LIANG
Company Secretary
Guangzhou, the People's Republic of China
June 16, 2004

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in China Daily"

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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By  /s/   Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: June 17, 2004